EXHIBIT 99.1

NEXEN INC.

Annual General Meeting of Shareholders
of
Nexen Inc. ("Nexen")

April 27, 2011

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

(a)	Each of the twelve director nominees proposed by management were elected by a vote, conducted by ballot as follows:

Director	For	%	Withheld	%
William B. Berry	307,255,241	81.81	68,310,175	18.19
Robert G. Bertram	307,272,443	81.82	68,292,973	18.18
Dennis G. Flanagan	306,159,176	81.52	69,406,240	18.48
S. Barry Jackson	304,522,346	81.08	71,043,070	18.92
Kevin J. Jenkins	305,769,571	81.42	69,795,845	18.58
A. Anne McLellan, P.C., O.C.	282,484,236	75.22	93,081,180	24.78
Eric P. Newell, O.C.	307,097,539	81.77	68,467,877	18.23
Thomas C. O’Neill	304,592,962	81.10	70,972,454	18.90
Marvin F. Romanow	306,170,680	81.52	69,394,736	18.48
Francis M. Saville, Q.C.	305,296,025	81.29	70,269,391	18.71
John M. Willson	306,115,462	81.51	69,449,954	18.49
Victor J. Zaleschuk	305,827,547	81.43	69,737,869	18.57

(b)
The appointment of Deloitte & Touche LLP, Chartered Accountants, to serve as the independent auditors for 2011 was approved by a show of hands.  Proxies of 379,642,863 (99.14%) for and 3,287,246 (0.86%) withheld were received.

(c)	The continuation, amendment and restatement of the shareholder rights plan was approved by a vote, conducted by ballot, of 325,329,157 (86.63%) for and 50,227,123 (13.37%) against.

(d)
The advisory resolution accepting the approach to executive compensation disclosed in Nexen’s management proxy circular delivered in advance of the meeting was approved by a vote, conducted by ballot, of 333,457,730 (88.78%) for and 42,130,549 (11.22%) against.